Exhibit 8.1

Hogan Lovells US LLP 875 Third Avenue New York, New York 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

June 26, 2015

Board of Directors

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

Ladies and Gentlemen:

This opinion is being delivered to you pursuant to Sections 6.02(e) of the Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 3, 2015, by and between Ciena Corporation, a Delaware corporation (“Ciena”), Neptune Acquisition Subsidiary, Inc., a Delaware corporation (“Sub”) and Cyan, Inc., a Delaware corporation (“Cyan”). For purposes of this opinion, the term “Merger” refers to the merger of Cyan and Sub, with Cyan surviving as a wholly owned subsidiary of Ciena, immediately followed by the subsequent merger of Cyan with and into Ciena, considered together as a single integrated transaction for United States federal income tax purposes, as more fully described in the Merger Agreement and the Proxy/S-4. Unless otherwise indicated, all terms used but not defined herein have the meaning ascribed to them in the Merger Agreement.1

In connection with the preparation of this opinion, we have examined and with your consent relied upon (without any independent investigation or review thereof) the following documents (including all exhibits and schedules thereto): (1) the Merger Agreement; (2) the Proxy/S-4; (3) factual representations and certifications made to us by Ciena and Cyan (the “Tax Certificates”); and (4) such other instruments and documents related to the formation, organization and operation of Ciena and Cyan or to the consummation of the Merger and the transactions contemplated thereby as we have deemed necessary or appropriate. In addition, we have reviewed the form of opinion of counsel received by Cyan from Wilson Sonsini Goodrich & Rosati, PC with respect to the tax consequences of the proposed transactions (the “Wilson Sonsini Opinion”).

Assumptions and Representations

[1]	All section references are to the Internal Revenue Code of 1986, as amended (the “Code”), unless otherwise indicated.

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In connection with rendering this opinion, we have assumed or obtained representations (and, with your consent, are relying thereon, without any independent investigation or review thereof, although we are not aware of any material facts or circumstances contrary to or inconsistent therewith) that:

1.    All information contained in each of the documents we have examined and relied upon in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, all copies are accurate and all signatures are genuine. We have also assumed that there has been (or will be by the Effective Time of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

2.    All representations, warranties, and statements made or agreed to by Ciena and Cyan and by their managements, employees, officers, directors, and stockholders in connection with the Merger, including, but not limited to, (i) those set forth in the Merger Agreement, (ii) those set forth in the Proxy/S-4, and (iii) those set forth in the Tax Certificates, are, or will be, true, complete and accurate at all relevant times.

3.    The Merger will be consummated in accordance with the Merger Agreement and as described in the Proxy/S-4 (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties without amendment or waiver thereof).

4.    The Wilson Sonsini Opinion has been concurrently delivered and not withdrawn.

Opinion – U.S. Federal Income Tax Consequences

Based upon and subject to the assumptions and qualifications set forth herein, we are of the opinion that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

In addition to the assumptions set forth above, this opinion is subject to the exceptions, limitations and qualifications set forth below:

1.    This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Internal Revenue Service (the “IRS”) in issuing private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the IRS, or that a court considering the issues would not hold contrary to such opinion. Neither Ciena nor Cyan has requested a ruling from the IRS (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion.

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Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws after the Effective Time.

2.    This letter addresses only the specific tax opinion set forth above. This letter does not address any other federal, state, local or foreign tax consequences that may result from the Merger or any other transaction (including any transaction undertaken in connection with the Merger).

3.    Our opinion set forth herein is based upon the description of the contemplated transactions as set forth in the Merger Agreement and the Proxy/S-4. If the actual facts relating to any aspect of the transactions differ from this description in any material respect, our opinion may become inapplicable. No opinion is expressed as to any transaction other than those set forth in the Merger Agreement and the Proxy/S-4 or to any transaction whatsoever, including the Merger, if all the transactions described in the Merger Agreement and the Proxy/S-4 are not consummated in accordance with the terms of the Merger Agreement and the Proxy/S-4 and without waiver or breach of any material provision thereof or if all of the representations, warranties, statements and assumptions upon which we relied are not true and accurate at all relevant times. In the event any one of the statements, representations, warranties or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon.

This opinion letter has been provided for your use in connection with the Proxy/S-4. We hereby consent to the use of the opinion letter as an exhibit to the Proxy/S-4 and to the use of our name in the “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” sections of the Proxy/S-4. In giving the consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Sincerely yours,

/s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP